As filed with the Securities and Exchange Commission on September 22, 2003

Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GENESCO INC.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee
(State or Other Jurisdiction of Incorporation or Organization)

62-0211340
(I.R.S. Employee Identification Number)

Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895
(615) 367-7000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Roger G. Sisson
Genesco Inc.
Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895

(Name, Address, Including Zip Code, and Telephone Number
Including Area Code, of Agent For Service)

Copies to:

Barbara Mendel Mayden, Esq.
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

CALCULATION OF REGISTRATION FEE

			Proposed	Proposed
			Maximum	Maximum	Amount Of
Title Of Each Class of Securities To	Amount To Be		Offering Price	Aggregate	Registration
Be Registered	Registered		Per Share	Offering Price	Fee(3)

4.125% Convertible Subordinated Debentures due 2023	$86,250,000	(1)(2)	100%	$86,250,000	$6,978
Common Stock, and allocated rights to purchase Series 6 Subordinated Serial Preferred Stock	3,889,190	(4)	(5)	(5)	(5)

     (1)     Equals the aggregate principal amount of the Debentures that were originally issued by the registrant on June 24, 2003 and June 26, 2003.

     (2)     All of these securities are offered by selling securityholders as reflected in “Selling Securityholders” on page 50.

     (3)     Calculated pursuant to Section 457(i) under the Securities Act of 1933, as amended.

     (4)     Represents the number of shares of common stock that are currently issuable upon conversion of the Debentures, based on the initial conversion rate of 45.2080 shares of common stock for each $1,000 principal amount of the Debentures. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered also includes an indeterminate number of shares of common stock that may be issued as a result of stock splits, stock dividends and anti-dilution provisions.

     (5)     No separate consideration will be received for the shares of common stock issuable upon conversion of the Debentures; therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion, dated September 22, 2003

     The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

$86,250,000
Genesco Inc.
4.125% Convertible Subordinated Debentures Due 2023
and the Common Stock Issuable Upon Conversion of the Convertible Subordinated Debentures

     On June 24, 2003, we issued $75,000,000 in aggregate principal amount of 4.125% Convertible Subordinated Debentures due 2023 (the “Debentures”). On June 26, 2003, we issued and sold an additional $11,250,000 aggregate principal amount of the Debentures pursuant to the exercise of an option granted to the initial purchaser. The Debentures are subordinated to our existing and future senior indebtedness. This prospectus will be used by selling securityholders named in this prospectus to resell their Debentures and shares of our common stock into which the Debentures are convertible from time to time.

     The Debentures bear interest at a rate of 4.125% per annum. We will pay interest on the Debentures on June 15 and December 15 of each year, beginning December 15, 2003. The Debentures will mature on June 15, 2023.

     The Debentures are convertible at your option into shares of our common stock, par value $1.00 per share, if: (1) the price of our common stock issuable upon conversion of a Debenture reaches a specified threshold, (2) specified corporate transactions occur or (3) the trading price for the Debentures falls below certain thresholds. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Subject to the above conditions, each $1,000 principal amount of Debentures are convertible into 45.2080 shares (equivalent to an initial conversion price of $22.12 per share of common stock) subject to adjustment as described in this prospectus.

     We will pay contingent interest to holders of the Debentures in the amounts set forth in “Description of the Debentures—Contingent Interest” during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures.

     We may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

     You may require us to purchase all or a portion of your Debentures on June 15, 2010, 2013 or 2018 at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date.

     You may require us to repurchase all or a portion of your Debentures upon the occurrence of a change of control (as defined in this prospectus). We may choose to pay the change of control purchase price in cash or shares of our common stock or a combination of cash and shares.

     The selling securityholders will receive all of the net proceeds from the sale of the Debentures or the underlying common stock.

     The Debentures were initially sold to qualified institutional buyers. We do not intend to list the Debentures for trading on the New York Stock Exchange or any other national securities exchange. Our common stock is quoted on the New York Stock Exchange under the symbol “GCO.” On September 17, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $17.35 per share.

Investing in the Debentures involves risks. See “Risk Factors” beginning on page 10.

     Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________, 2003.

DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
DESCRIPTION OF THE DEBENTURES
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
INDEX TO EXHIBITS
EX-5.1 OPINION OF BASS, BERRY & SIMS PLC
EX-8.1 OPINION OF BASS,BERRY & SIMS PLC
EX-12 COMPUTATION OF EARNINGS
EX-23.1 CONSENT OF ERNST & YOUNG LLP
EX-25 FORM T-1

Documents Incorporated By Reference	1
Where You Can Find Additional Information	1
Forward-Looking Statements	2
Prospectus Summary	3
The Offering	6
Risk Factors	10
Use Of Proceeds	17
Price Range Of Our Common Stock	17
Dividend Policy	17
Ratio Of Earnings To Fixed Charges	18
Selected Consolidated Financial And Other Data	19
Description Of The Debentures	21
Description Of Capital Stock	39
Material U.S. Federal Income Tax Consequences	44
Selling Securityholders	50
Plan Of Distribution	52
Legal Matters	54
Experts	54

i

DOCUMENTS INCORPORATED BY REFERENCE

     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). In this prospectus, we “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any filings after the date of this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended February 1, 2003; and

•	Our Quarterly Reports on Forms 10-Q for the quarters ended May 3, 2003 and August 2, 2003.

     Information furnished under Items 9 and 12 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act, and in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports and other information with the SEC. You may read and, for a fee, copy any document that we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D. C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain the documents that we file electronically from the SEC’s web site at http://www.sec.gov. We also make available free of charge through our web site the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our web site address is http://www.genesco.com. Please note that our web site address is provided as an inactive textual reference only. The information provided on our web site is not part of this prospectus, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus. While any Debentures remain outstanding, we will make available free of charge, upon request, to any beneficial owner of the Debentures any of the documents incorporated by reference in this prospectus. Any such request should be directed to us at the following address or phone number: Genesco Inc., Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217-2895, (615) 367-7000.

FORWARD-LOOKING STATEMENTS

     Some of the statements we make or incorporate by reference in this prospectus are forward-looking within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Those forward-looking statements include all statements that are not solely statements of historical fact and those regarding our intent, belief or expectations including, but not limited to, any discussion of:

•	the anticipated effects of this offering;

•	our operating and growth strategy (including possible opening or closing of stores);

•	our financing needs;

•	our capital expenditures; and

•	our future operations.

     Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results in future periods to differ materially from those anticipated in the forward-looking statements. Those risks and uncertainties include, among others, the risks and uncertainties included or referred to under the caption “Risk Factors” in this prospectus. Although we believe that the assumptions underlying the forward-looking statements contained or incorporated by reference in this prospectus are reasonable, any of these assumptions could prove to be inaccurate and, therefore, there can be no assurance that the forward-looking statements included, incorporated by reference or referred to in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements contained or incorporated by reference in this prospectus to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

     This summary contains basic information about Genesco Inc. and the specific terms of the Debentures offered by the selling securityholders. It may not contain all the information that may be important to you. You should read this entire prospectus, including the documents incorporated by reference into this prospectus, and the documents to which we have referred you before making an investment decision. The terms “Genesco,” the “Company,” “we,” “our,” and “us,” as used in this prospectus, refer to Genesco Inc. and its subsidiaries as a consolidated entity, except where it is clear that such terms mean only Genesco Inc. Our fiscal year ends on the Saturday closest to January 31. Any reference in this prospectus to one of our fiscal years refers to the fiscal year ended or ending in such year. All references to years in this prospectus when discussing our financial results relate to fiscal years; all other references to years relate to calendar years. We also sometimes refer to the six-month periods ended August 2, 2003, and August 3, 2002, as the first six months of 2004 and 2003, respectively. This prospectus contains or incorporates by reference certain forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” In addition, you should carefully consider the information set forth under “Risk Factors” beginning on page 10 of this prospectus.

The Company

     Genesco is a leading retailer and wholesaler of branded footwear with net sales for fiscal 2003 of $828.3 million. We sell footwear and accessories in more than 1,000 retail stores in the United States, principally under the names Journeys, Journeys Kidz, Johnston & Murphy, Jarman and Underground Station, and on internet websites www.journeys.com and www.johnstonmurphy.com. We also sell footwear at wholesale under our Johnston & Murphy brand and under the licensed Dockers brand.

     We operate four reportable business segments (not including corporate): Journeys, comprised of the Journeys and Journeys Kidz retail footwear chains; Underground Station/Jarman Group, comprised of the Underground Station and Jarman retail footwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Dockers Footwear.

     At August 2, 2003, we operated 1,028 retail footwear stores and leased departments throughout the United States and Puerto Rico. We currently plan to open a total of approximately 76 net new retail stores during fiscal 2004. At August 2, 2003, Journeys operated 641 stores, including 38 Journeys Kidz; Underground Station/Jarman Group operated 235 stores, including 125 Underground Station stores; and Johnston & Murphy operated 152 stores and factory stores.

     We also design, source, market and distribute footwear under our own Johnston & Murphy brand and under the licensed Dockers brand to more than 1,050 retail accounts in the United States, including a number of leading department and specialty stores.

     We were incorporated under the laws of the State of Tennessee in 1924. Our principal executive offices are located at 1415 Murfreesboro Road, Nashville, Tennessee 37217 and our telephone number at that address is (615) 367-7000. Our corporate web site address is www.genesco.com. Information contained on our web site is not part of this prospectus.

Journeys

     The Journeys segment of our business accounted for approximately 53% of our net sales in fiscal 2003 and approximately 53% of our net sales in the first six months of 2004. Operating income attributable to Journeys was $53.2 million in fiscal 2003 and $12.3 million in the first six months of 2004, with operating margins of 12.2% and 6.3%, respectively. We believe its innovative store formats, mix of well-known brands, new product introductions, and experienced management team provide significant competitive advantages for Journeys.

     Journeys stores, located nationwide, target customers in the 12-19 year age group through the use of youth-oriented decor and popular music videos. Journeys stores carry predominately branded merchandise across a wide range of prices, including such leading brand names as Dr. Martens, Diesel, Converse, Timberland, Puma, adidas, Lugz, Vans and Steve Madden. From a base of 258 Journeys stores at the end of fiscal 1999, we opened 65 net new Journeys stores in fiscal 2000, 102 net new stores in fiscal 2001, 94 net new stores in fiscal 2002 and 60 net new stores in fiscal 2003. We plan to open approximately 56 net new Journeys stores during fiscal 2004. At August 2, 2003, Journeys operated 641 stores, averaging approximately 1,600 square feet, throughout the United States and Puerto Rico, selling footwear for young men and women. Journeys’ comparable store sales for fiscal 2003 were flat compared to the prior fiscal year. Comparable store sales were down 2% for the first six months of 2004 compared to the first six months of 2003.

     We introduced a new concept, named “Journeys Kidz,” in fiscal 2001. Journeys Kidz is an offshoot of Journeys and is aimed at the “tween” customer, ages five to 12. Journeys Kidz stores carry predominately branded merchandise, including such leading brand names as Dr. Martens, Polo, Skechers, Timberland, adidas and Converse. We operated 35 Journeys Kidz stores at the end of fiscal 2003, averaging approximately 1,400 square feet. We plan to open four net new Journeys Kidz stores during fiscal 2004.

Underground Station/Jarman Group

     The Underground Station/Jarman Group segment of our business accounted for approximately 18% of our net sales in fiscal 2003 and approximately 18% of our net sales in the first six months of 2004. Operating income attributable to the Underground Station/Jarman Group was $12.1 million in fiscal 2003 and $1.8 million in the first six months of 2004, with operating margins of 8.2% and 2.7%, respectively.

     Jarman stores are located primarily in urban and suburban areas in the Southeast and Midwest, target male consumers in the 20-35 age group and sell footwear in the mid-price range ($50 to $100). Underground Station targets male and female customers ages 20 to 35 with an urban lifestyle. Its marketing philosophy and operating and merchandising disciplines are intended to mirror those that we consider to have been important to Journeys’ growth and profitability. For fiscal 2003 and the first six months of 2004, most of the footwear sold in our Underground Station/Jarman stores was branded merchandise of national brands other than the Company’s, with the remainder made up of Genesco and private label brands.

     At August 2, 2003, the Underground Station/Jarman Group operated 235 stores, including 125 Underground Station stores, averaging approximately 1,500 square feet, throughout the United States, selling footwear primarily for men. We opened 2 net new Underground Station/Jarman stores, including 17 net new Underground Station stores, in fiscal 2003, increasing the total number of stores to 229. We plan to open approximately 32 net new Underground Station/Jarman Group stores during fiscal 2004. We do not plan to open additional Jarman stores. In fiscal 2003, the Underground Station/Jarman Group had a comparable store sales increase of 14% from the prior fiscal year and, although comparable store sales were down 2% for the Underground Station/Jarman Group, comparable store sales for Underground Station were up 8% for the first six months of 2004 compared to the first six months of 2003.

Johnston & Murphy

     The Johnston & Murphy segment of our business accounted for approximately 20% of our net sales in fiscal 2003 and approximately 21% of our net sales in the first six months of 2004. Operating income attributable to Johnston & Murphy was $9.3 million in fiscal 2003 and $2.0 million in the first six months of 2004, with operating margins of 5.6% and 2.5%, respectively. All of the Johnston & Murphy wholesale sales are of the Genesco-owned Johnston & Murphy brand and approximately 93% of the Johnston & Murphy retail sales in fiscal 2003 were of Johnston & Murphy-branded products.

     In the fourth quarter of fiscal 2003, Johnston & Murphy adopted a new strategy, refocusing the core of its product line on dress and dress casual styles with which we believe the brand has been historically identified by its target customer, complemented by casual offerings designed to be appropriate to that customer’s lifestyle and tastes. We intend to focus Johnston & Murphy’s wholesale distribution on accounts consistent with the brand’s premium positioning, and plan to emphasize comfort and other features consistent with that positioning in product development. At August 2, 2003, Johnston & Murphy operated 152 retail stores and factory stores, averaging approximately 1,500 square feet, throughout the United States, selling footwear for men.

     Johnston & Murphy Wholesale Operations. For more than 150 years, Johnston & Murphy has served the footwear needs of discerning professional men with superior craftsmanship, premium quality materials and relevant styling. Johnston & Murphy offers footwear for dress, dress casual, and casual occasions selling for more than $100, with the majority of styles offered from $125-$175. In addition to sales through Company-owned Johnston & Murphy retail shops and factory stores, Johnston & Murphy footwear is sold primarily through better department and independent specialty stores.

     Johnston & Murphy Retail Operations. Johnston & Murphy retail shops are located primarily in better malls nationwide and sell a broad range of men’s footwear and accessories. Johnston & Murphy stores target business and professional consumers primarily between the ages of 25 and 54. Retail prices for Johnston & Murphy footwear generally range from $100 to $220. Johnston & Murphy comparable store sales were flat in fiscal 2003 compared to the prior fiscal year and were down 3% for the first six months of 2004 compared to the first six months of 2003.

Dockers Footwear

     In 1991, Levi Strauss & Co. granted us the exclusive license to market men’s footwear under the Dockers brand name in the United States. The Dockers brand name is well recognized in the men’s casual fashion industry. The Company uses the Dockers brand name to market a line of comfortable, moderately-priced, casual lifestyle footwear. Dockers footwear is marketed through many of the same national retail chains that carry Dockers slacks and sportswear. Suggested retail prices for Dockers footwear generally range from $50 to $94. The Dockers footwear segment of our business accounted for approximately 9% of our net sales in fiscal 2003 and approximately 8% of our net sales in the first six months of 2004. Operating income attributable to Dockers footwear was $8.5 million in fiscal 2003 and $2.3 million in the first six months of 2004, with operating margins of 10.8% and 7.4%, respectively.

Trademarks

     Johnston & Murphy®, Journeys®, Journeys Kidz®, Jarman® and Underground Station® are registered trademarks of Genesco. Dockers® is exclusively licensed to us for men’s footwear in the United States.

THE OFFERING

Issuer	Genesco Inc.

Securities Offered	The resale by selling securityholders of $86,250,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures Due 2023. Each Debenture was issued at a price of $1,000 per $1,000 aggregate principal amount, plus accrued interest if any, from June 24, 2003.

Maturity Date	The Debentures mature on June 15, 2023.

Ranking	The Debentures are unsecured and subordinated obligations of Genesco Inc. The Debentures rank junior in right of payment to all of our existing and future senior indebtedness (as defined in this prospectus) and rank equally in right of payment with all subordinated obligations of Genesco Inc. At August 2, 2003, our senior indebtedness totaled approximately $24.6 million consisting of obligations under undrawn letters of credit and forward foreign exchange contracts. The Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness. See “Description of the Debentures—Subordination of Debentures.”

Interest	The Debentures bear interest at a rate of 4.125% per year. We will pay interest on the Debentures on June 15 and December 15 of each year, beginning December 15, 2003. In addition, we may be required to pay additional interest (which we refer to as “liquidated damages”) if we fail to comply with certain obligations set forth below under “Description of the Debentures—Registration Rights” and contingent interest as set forth below under “Description of the Debentures—Contingent Interest.”

Contingent Interest	We will pay contingent interest to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six month period equals 120% or more of the principal amount of the Debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of Debentures will equal 0.25% per annum calculated on the average trading price of $1,000 principal amount of Debentures during the five consecutive trading day measurement period used to determine whether contingent interest must be paid. Any contingent interest will be payable on the interest payment date at the end of the relevant six-month period.

Conversion Rights	Holders may convert their Debentures at any time prior to stated maturity, at their option, if:

•	for 10 of the last 30 trading days of the immediately preceding fiscal quarter, the closing price of our common stock was 120% or more of the then current conversion price of the Debentures;

•	during the period beginning March 15, 2023 through the maturity of the Debentures, the closing price of our common stock on the previous trading day was 120% or more of the then current conversion price of the Debentures;

•	we have called the Debentures for redemption;

•	we distribute to holders of our common stock certain rights entitling them to purchase common stock at less than the closing price of our common stock on the day preceding the declaration for such distribution;

•	we distribute to holders of our common stock assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the closing price of our common stock on the day preceding the declaration for such distribution; or

•	we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change of control occurs, pursuant to which our common stock would be converted into cash, stock or other property unless all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change of control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the Debentures become convertible solely into such common stock.

You may also convert your Debentures into shares of our common stock at any time on or prior to maturity on the five trading days immediately following any five consecutive trading day period in which the average trading price of the Debentures for that five trading day period was less than 97% of the average conversion value of the Debentures; provided, however, you may not convert your Debentures pursuant to this provision if, at the time of the calculation, the closing price of our common stock is between the then current conversion price of the Debentures and 120% of the then current conversion price of the Debentures.

For each $1,000 principal amount of Debentures surrendered for conversion, a holder will receive 45.2080 shares, equal to an initial conversion price of approximately $22.12, subject to adjustment as set forth in “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

Payment at Maturity	Each holder of $1,000 principal amount of the Debentures is entitled to receive $1,000 at maturity, plus accrued and unpaid interest, if any, contingent interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund	None.

Optional Redemption by Genesco Inc.	We may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any. See

“Description of the Debentures—Optional Redemption by Us.”

Purchase of Debentures by Us at the Option of the Holder	Holders of Debentures may require us to purchase all or a portion of their Debentures on June 15, 2010, 2013 or 2018 at 100% of their principal amount plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to but excluding each purchase date.

Change of Control Put	Upon a change of control of Genesco Inc., you may require us to repurchase all or a portion of your Debentures. We will pay a change of control purchase price equal to the principal amount of such Debentures plus accrued and unpaid interest, if any, contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the repurchase date. We may choose to pay the change of control purchase price in cash, stock, or a combination of cash and stock. If we elect to pay all or a portion of the change of control purchase price in stock, the stock will be valued at 95% of the average closing price for the ten trading days ending on the third trading day prior to the change of control purchase date.

United States Federal Income Tax Considerations	Under the indenture governing the Debentures, we have agreed, and by acceptance of a beneficial interest in a Debenture each holder of a Debenture will be deemed to have agreed, to treat the Debentures as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For United States federal income tax purposes, interest income on the Debentures will accrue at the rate of 8.5% per year, compounded semi-annually, which represents the yield on our comparable noncontingent, nonconvertible, fixed rate debt instruments with terms and conditions otherwise similar to the Debentures. A United States Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the Debentures are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a Debenture in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a Debenture, including the fair market value of our common stock received, and the United States Holder’s adjusted tax basis in the Debenture. Any gain recognized on the sale, conversion, exchange or retirement of a Debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material U.S. Federal Income Tax Consequences.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale of the Debentures and the common stock under this prospectus. We will not receive any proceeds from the sales by any selling securityholders of the Debentures or underlying common stock.

Form, Denomination and Registration	The Debentures are in fully registered form. The Debentures are in denominations of $1,000 principal amount and integral multiples thereof. Beneficial interests in the global Debentures are shown on, and any transfers are effected only through, records maintained by DTC and its participants. See “Description of the Debentures—Form, Denomination and

Registration.”

Registration Rights	We have agreed to file with the SEC within 90 days after the original issuance of the Debentures and use our best efforts to cause to become effective within 180 days after the original issuance of the Debentures, the shelf registration statement, of which this prospectus forms a part, for the resale of the Debentures and the common stock issuable upon conversion of the Debentures. We have agreed to keep the shelf registration statement effective until the earlier of:

•	the date when the holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act; or

•	the date when all of the Debentures and common stock into which the Debentures are convertible are sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

We will be required to pay you liquidated damages in the form of additional interest if we fail to register the Debentures and the common stock issuable upon conversion of the Debentures within, and to keep the shelf registration statement effective during, the specified time periods. See “Description of the Debentures—Registration Rights.”

Absence of a Public Market for the Debentures	The Debentures are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Debentures. See “Plan of Distribution.”

Trading	We do not intend to list the Debentures on any national securities exchange.

NYSE Symbol for our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “GCO.”

Risk Factors

     You should read the “Risk Factors” section, beginning on page 10 of this prospectus, to understand the risks associated with an investment in the Debentures.

Our Address

     Our principal executive offices are located at Genesco Inc., Genesco Park, 1415 Murfreesboro Road, Nashville, TN 37217-2895. Our telephone number is (615) 367-7000.

RISK FACTORS

     You should carefully consider the factors described and referred to below in addition to the other information set forth in this prospectus and the documents incorporated by reference into this prospectus before deciding whether to make an investment in the Debentures. The risks and uncertainties described below and in the documents incorporated by reference into this prospectus are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the risks set out or referred to below actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Debentures and the common stock could decline substantially, and you may lose all or part of your investment.

Risks related to our business

Lower than expected demand for our products, whether caused by weakness in the overall economy, consumer reactions to unexpected events or changes in consumer fashions or tastes that we fail to anticipate or respond to appropriately, could lead to lower than expected sales and product margins and, consequently, profits.

     Our continued success depends on our ability to anticipate and respond to changing merchandise trends and consumer preferences in a timely manner, as well as consumers’ perception of our brands and products. Any failure by us to identify and respond to emerging fashion trends could adversely affect consumer acceptance of our brand names and product lines, which in turn could adversely affect our business, financial condition or results of operations.

     In addition, our performance is subject to prevailing economic conditions and operating risks normally incident to the retail industry. Our business is seasonal, with our investment in inventory and accounts receivable normally peaking in the spring and fall of each year. Cash flow from operations is ordinarily generated principally in the fourth quarter of each fiscal year. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. Consequently, our success may depend to a significant extent upon a number of factors affecting disposable income, including, without limitation, prevailing economic conditions, employment levels, interest rates and tax rates. Changes in consumer spending or general economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Changes in demand or buying patterns by significant wholesale customers could adversely affect our business, financial condition and results of operations.

     Of the Company’s sales in fiscal 2003, 15% were to wholesale customers not affiliated with us, primarily including department stores, national and regional shoe chains and moderately-priced volume retailers such as Sears, J. C. Penney and Kohls Department Stores. These customers’ purchases of our products are dependent upon general economic conditions, their corporate merchandising strategies, demand by their customers for our products and products of other suppliers, their overall inventory levels and general creditworthiness. Consequently, the prospects of our wholesale businesses are dependent on many of the same factors as our retail operations, and on other factors that are outside our control.

We may not be able to open, staff and support additional retail stores on schedule and at acceptable expense levels.

     A significant portion of our historical growth has been due to opening new retail stores. We opened 83 net new stores in fiscal 2003 and plan to open 76 net new stores during fiscal 2004. Our ability to open new retail stores will depend on a number of factors, such as:

•	the selection and availability of quality store locations;

•	our ability to negotiate acceptable lease terms;

•	our ability to hire, train and retain qualified management and other personnel necessary to open new retail stores;

•	our ability to manage the amount of time and money required to build-out or refurbish and open new stores; and

•	the availability of adequate financing.

     Many of these factors are beyond our control. We may not be successful in opening new stores in accordance with our current plans or otherwise and our rate of future growth, if any, could decline from our recent historical growth rates. Furthermore, our new stores may not generate revenues or profit margins consistent with those of our existing stores and our new stores may not be operated profitably.

Disruptions in product supply or distribution, including those related to the transition to our recently constructed distribution center, and costs attributable to those factors could adversely affect our operating results.

     Most of the Company’s retail sales are of branded products supplied by third parties. These are vulnerable to disruptions in availability and in the vendors’ supply chains. Additionally, the smooth functioning of our own supply chains and logistics are vital to our ability to maintain appropriate service levels to both our wholesale customers and our own stores, especially in peak periods. In the second quarter of fiscal 2003, we opened a new distribution center designed to service our Journeys, Journeys Kidz, Jarman and Underground Station retail stores. The transition of the Journeys and Journeys Kidz product offering to the new facility is substantially complete; the transition of the other chains is planned for late in the fourth quarter of fiscal 2004. Disruptions related to the transition and integration and higher than planned transitional costs could have an adverse effect on our operating results.

Our strong reliance on foreign sources of production could adversely affect our business, financial condition and results of operations.

     We rely primarily on independent third-party manufacturers for production of our footwear products. We source footwear products from foreign manufacturers located primarily in China, Italy, Mexico, Portugal, Brazil, Indonesia, and Taiwan. We do not have any long-term contracts with our independent third-party foreign manufacturers. There can be no assurance that we will not experience difficulties with such manufacturers, which could include a reduced availability of production capacity, failure to meet production deadlines, or increases in manufacturing costs. Foreign manufacturing is also subject to a number of inherent risks, including work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuation, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers, and changes in local government administration and governmental policies and to factors such as the SARS virus. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Further unfavorable trends in foreign exchange rates and other factors affecting the costs of products could adversely affect our results of operations.

     Most of our purchases from foreign sources are denominated in U.S. dollars. Approximately $40.7 million of purchases in fiscal 2003 and approximately $23.2 million of purchases in the first six months of 2004, all of shoes bearing the Johnston & Murphy brand, were denominated in Euro. To the extent that import transactions are denominated in other currencies, it is our practice to hedge our risks through the purchase of forward foreign exchange contracts. At August 2, 2003, we had $17.8 million of forward foreign exchange contracts for Euro. Our policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and we do not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The unrealized gain on contracts outstanding at August 2, 2003 was $0.4 million based on current spot rates. As of August 2, 2003, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $1.3 million.

     Because of the rapid appreciation in the value of the Euro relative to the dollar and the limitations of our foreign currency hedging policy, we anticipate that product costs in the Johnston & Murphy division will increase in fiscal 2004 as compared to the previous year. Based on anticipated demand for the year and assuming an average exchange rate for the year near levels for the first six months, we estimate these increases will have an adverse effect on our pretax earnings for the year in the range of $5.1 to $6.1 million. The effect could be greater or less if either or both demand varies from expectations or exchange rates fluctuate.

Our business may not be able to compete successfully with other footwear businesses, which could adversely affect our results of operations.

     Competition is intense in the footwear industry. Our retail footwear competitors range from small, locally owned shoe stores to regional and national department stores, discount stores, and specialty chains. We compete with hundreds of footwear wholesale operations in the United States and throughout the world, most of which are relatively small, specialized operations, but some of which are large, more diversified companies. Some of our competitors have certain resources that are not available to us. Our success depends upon our ability to remain competitive with respect to the key factors of style, price, quality, comfort, brand loyalty, and customer service. The location and atmosphere of our retail stores is an additional competitive factor for our retail operations. Any failure by us to remain competitive with respect to such key factors could have a material adverse effect on our business, financial condition, or results of operations. In addition, our inability to adjust inventory levels to changes in business strategies by our competitors (including pricing and promotional discounts) could have a material adverse effect on our business.

Loss of, or failure to satisfactorily renew, our Dockers license or obtain new licenses, could adversely affect our results of operations.

     The Dockers brand footwear line is sold by us under a license agreement expiring on December 31, 2004. We have an option to renew the license through 2008, subject to certain conditions. The net sales attributable to this licensed business accounted for approximately 9% of our net sales for fiscal 2003 and approximately 8% of our net sales for the first six months of 2004. There can be no assurance that we will be able to renew our existing license beyond the current option period or obtain new licenses to replace any lost licenses. Our failure to retain the existing license or to obtain new licenses could have a material adverse effect on our business, financial condition or results of operations. Our business could also be affected by the performance of the licensor’s other products, such as apparel.

Variations from expected pension-related charges caused by conditions in the financial markets could adversely affect our results of operations.

     We currently maintain a non-contributory, defined benefit pension plan under the Employee Retirement Income Security Act of 1974, or ERISA, that covers various categories of employees and retirees. Our obligation to make contributions to fund benefit obligations under the pension plan is based on the performance of the financial markets, particularly the equity markets, and interest rates. Funding obligations are determined under ERISA and are measured as of December 31 of each year utilizing the value of assets and liabilities on that date. If the financial markets do not provide the long-term returns that are expected under the ERISA funding calculation, the likelihood of our being required to make contributions increases. The equity markets can be, and recently have been, very volatile, and therefore our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates can impact our contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases.

     There was no ERISA funding requirement for the plan in 2002 and none is expected to be required in 2003. However, because of the volatility of the financial markets and fluctuations in interest rates, we could be required to make contributions in the future. If we are required to make any such contributions to fund the pension plan, our cash flow available for other uses may be reduced. In addition, if we are unable at any time to meet any required funding obligations for the pension plan, or if the Pension Benefit Guaranty Corporation, or PBGC, concludes that, as insurer of certain plan benefits, our risk may increase unreasonably if the plans continue, under ERISA the PBGC could terminate the plans and place liens on material amounts of our assets. We have adopted a policy to fund the cost of benefits accruing each year plus an amortization of the unfunded liability.

     Our pension benefit cost will increase by approximately $3.1 million from fiscal 2003 to fiscal 2004 for a number of reasons, including a reduction in the long-term rate of return assumption from 8.5% to 8.25% and the recognition of actuarial losses. There can be no assurance, however, that our costs will not be significantly greater than our estimates for future periods. Any costs in excess of our estimates could have an adverse effect on our results of operations and financial condition.

The outcome of environmental matters and regulation could adversely affect our business, financial condition and results of operations.

     Our former manufacturing operations and the sites of those operations are subject to numerous federal, state, and local laws and regulations relating to human health and safety and the environment. These laws and regulations address and regulate, among other matters, wastewater discharge, air quality and the generation, handling, storage, treatment, disposal, and transportation of solid and hazardous wastes and releases of hazardous substances into the environment. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies, to impose fines and penalties. Several of the facilities owned by us (currently or in the past) are located in industrial areas and have historically been used for extensive periods for industrial operations such as tanning, dyeing, and manufacturing. Some of these operations used materials and generated wastes that would be considered regulated substances under current environmental laws and regulations. We currently are involved in certain administrative and judicial environmental proceedings relating to some of our former facilities. There can be no assurance that past operations at or near the facilities owned or operated by us or at other facilities at which we disposed of, arranged for the disposal of, or transported hazardous waste will not necessitate action by us or give rise to actions by governmental agencies or private parties that could cause us to incur response costs, remediation expenses, fines, penalties, or other similar damages, expenses or liabilities that either individually or in the aggregate could have a material adverse effect on our business, financial condition or results of operations.

     Because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon our financial condition or results of operations.

Our future performance depends to a significant extent on our senior management, who could not easily be replaced with executives of equal experience and capabilities.

     We depend heavily on the efforts and abilities of our executive officers and management personnel directly responsible for the marketing of our various footwear brands. The loss of the services of one or more of these individuals could have a material adverse effect on our business, financial condition or results of operations. Furthermore, our ability to manage our growth, particularly in our retail business, will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Competition for such personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably.

Our reliance on technology could adversely affect our business.

     The retail industry continues to demand the use of sophisticated technology and systems including technology utilized for inventory, accounts receivable and distribution. These technologies can be expected to require refinements, and it is likely that new technologies will be introduced. As various systems and technologies become outdated or new technology is required we may not be able to replace or introduce them as quickly as our competition or within budgeted costs for such technology. In addition, we may experience problems as we transition from one system to another which could adversely affect our business. Further, we may not be able to achieve the benefits that may have been anticipated from any new technology or system.

Our common stock price is volatile and may decline even if our business is doing well.

     The market price of our common stock has been and is likely to continue to be volatile. The following factors, among others, could have a significant effect on the market price of our securities:

•	our quarterly operating results or the operating results of companies that investors deem comparable to us;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	changes in general conditions in the economy, the financial markets and the retail industry; and

•	sales of significant amounts of common stock by our existing shareholders.

     In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons that are unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Our shareholder rights plan, charter, bylaws and Tennessee law could delay, discourage or prevent a change in control of our company that our shareholders consider favorable.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our charter, bylaws and

Tennessee law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our shareholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. Among other things, these provisions:

•	authorize us to issue preferred stock without shareholder approval, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common shareholders; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at a meeting.

     These provisions and others of our charter, bylaws, Tennessee law and our shareholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock, into which the Debentures are convertible, and also could limit the price that investors are willing to pay in the future for shares of our common stock. For more information about these laws, see “Description of Capital Stock” in this prospectus.

Risks related to the Debentures

The Debentures rank below our senior indebtedness and liabilities of our subsidiaries and we may be unable to repay our obligations under the Debentures.

     The Debentures are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. Because the Debentures are subordinated to our senior indebtedness, in the event of (1) our liquidation or insolvency, (2) a payment default on our designated senior indebtedness (as defined in “Description of the Debentures—Subordination of Debentures”), (3) a covenant default on our designated senior indebtedness, or (4) acceleration of the Debentures due to an event of default, we will make payments on the Debentures only after our senior indebtedness has been paid in full. After paying our senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the Debentures.

     The Debentures are obligations exclusively of Genesco Inc. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Debentures to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     At August 2, 2003, our senior indebtedness totaled approximately $24.6 million consisting of obligations under undrawn letters of credit and forward foreign exchange contracts to which the Debentures would have been effectively subordinated.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Debentures could be affected. We expect from time to time to incur additional indebtedness and other liabilities. See “Description of the Debentures—Subordination of Debentures.”

There may be no public market for the Debentures, and there may be restrictions on resale of the Debentures.

     The Debentures are a new issue of securities for which there is currently no public market. We do not intend to list the Debentures on any national securities exchange or automated quotation system. No assurance can be given that an active trading market for the Debentures will develop or as to the liquidity or sustainability of any such market. Future trading prices for the Debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Accordingly, no assurance can be given as to your ability to sell your Debentures or the price at which you will be able to sell them.

     Even though we have registered the Debentures and the shares of underlying common stock, we have the right, pursuant to the registration rights agreement, to suspend the use of the shelf registration statement in certain circumstances. In the event of such a suspension, you will not be able to sell any Debentures or shares of common stock issuable upon conversion of the Debentures except in transactions that are exempt from the registration requirements of the Securities Act and hedging transactions may not be conducted unless in compliance with the Securities Act. If no such exemption is available, you will not be able to sell your Debentures or any shares of our common stock issued upon conversion of the Debentures.

We expect that the trading value of the Debentures will be significantly affected by the price of our common stock.

     The market price of the Debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Debentures than would be expected for nonconvertible debt securities we issue.

     If you are able to resell your Debentures, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

     If you are able to resell your Debentures, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the Debentures;

•	our ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the Debentures to be sold; and

•	the time remaining to the maturity of your Debentures.

     As a result of these factors, you may only be able to sell your Debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

We may not have the funds necessary to purchase the Debentures at the option of the holders or upon a change of control.

     Holders of the Debentures may require us to repurchase their Debentures on June 15, 2010, 2013 or 2018. You may require us to purchase your Debentures upon the occurrence of a change of control, as described herein. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price or change of control purchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right. In addition, our ability to repurchase the Debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and by the terms of our credit facility and any future borrowing arrangements existing on the applicable purchase date or at the time of a change of control. Moreover, the occurrence of a change of control would constitute an event of default under our credit agreement and could result in an event of default under the terms of any future borrowing arrangements. The occurrence of an event of default under our credit agreement or our failure to repurchase the Debentures would constitute an event of default under the indenture. Accordingly, we may not be able to satisfy our obligations to purchase the Debentures unless we are able to refinance or obtain waivers with respect to our credit facility and certain other indebtedness.

You should consider the United States federal income tax consequence of owning the Debentures.

     Under the indenture governing the Debentures, we have agreed, and by acceptance of a beneficial interest in a Debenture each holder of a Debenture will be deemed to have agreed, to treat the Debentures as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For United States federal income tax purposes, interest income on the Debentures will accrue at the rate of 8.5% per year, compounded semi-annually, which represents the yield on our comparable noncontingent, nonconvertible, fixed rate debt instruments with terms and conditions otherwise similar to the Debentures. A United States Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the Debentures are outstanding.

     A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a Debenture in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a Debenture, including the fair market value of our common stock received, and the United States Holder’s adjusted tax basis in the Debenture. Any gain recognized on the sale, conversion, exchange or retirement of a Debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material U.S. Federal Income Tax Consequences.”

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the Debentures and the underlying common stock under this prospectus. We will not receive any proceeds from the sale by any selling securityholders of the Debentures or underlying common stock.

PRICE RANGE OF OUR COMMON STOCK

     Our common stock is listed on the New York Stock Exchange (Symbol: GCO) and the Chicago Stock Exchange. The following table sets forth for the periods indicated the high and low sales prices of the common stock as shown in the New York Stock Exchange Composite Transactions listed in the Wall Street Journal.

Fiscal Year ended February 2

2002	High	Low

1st Quarter	$29.00	$21.70
2nd Quarter	35.00	26.59
3rd Quarter	25.80	15.65
4th Quarter	26.10	18.20

Fiscal Year ended February 1

2003	High	Low

1st Quarter	$28.30	$22.60
2nd Quarter	26.00	13.10
3rd Quarter	16.42	10.65
4th Quarter	21.22	15.68

Fiscal Year ending January 31

2004	High	Low

1st Quarter	$17.19	$11.82
2nd Quarter	19.30	13.63
3rd Quarter (through September 17, 2003)	19.63	16.35

     On September 17, 2003, the last reported sales price of our common stock was $17.35 per share. At September 17, 2003, we had 21,738,806 holders of record of our common stock.

DIVIDEND POLICY

     Our revolving credit agreement restricts the payment of dividends and other payments with respect to capital stock, including repurchases (although we may make payments with respect to preferred stock). At August 2, 2003, $36.1 million was available for such payments related to common stock. The aggregate of annual dividend requirements (payable quarterly) on our Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on our $1.50 Subordinated Cumulative Preferred Stock is $294,000.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of earnings to fixed charges of the Company. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” includes pre-tax income from continuing operations plus fixed charges. “Fixed charges” include interest, whether expensed or capitalized, amortization of debt expense, and the portion of rental expense that is representative of the interest factor in these rentals.

						Six
						Months
						Ended
	Fiscal Year Ended					August 2,

	1999	2000	2001	2002	2003	2003

Ratio of Earnings to Fixed Charges	2.18x	2.96x	3.13x	2.95x	2.83x	1.24x

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth selected consolidated financial data for the Company as of the end of and for each of its five most recent fiscal years. The consolidated financial data has been derived from the Company’s audited Consolidated Financial Statements. The consolidated financial statements for the fiscal years ended 2002 and 2003 were audited by Ernst & Young LLP, and the consolidated financial statements for the fiscal years ended 1999, 2000 and 2001 were audited by PricewaterhouseCoopers LLP. The selected consolidated financial data as of and for the six-month periods ended August 3, 2002 and August 2, 2003 are derived from the Company’s unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial position and results of operations for the six months ended August 2, 2003 do not purport to be indicative of the financial position or results of operations to be expected as of and for the fiscal year ending January 31, 2004. The following data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto and with Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing in our Annual Report on Form 10-K for the fiscal year ended February 1, 2003, and in our Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003, which are incorporated by reference into this prospectus.

						Six Months Ended
	Fiscal Year End
						August 3,	August 2,
	1999	2000	2001	2002	2003	2002	2003

	(In thousands except per common share data,
	financial statistics and other data)					(Unaudited)
Results of Operations Data
Net sales	$531,354	$552,440	$679,337	$746,157	$828,307	$365,435	$372,224
Depreciation	9,691	10,514	13,200	16,239	19,314	8,955	10,639
Earnings from operations before interest(1)	33,450	46,969	60,187	63,428	66,694	23,107	8,215
Pretax earnings from continuing operations	26,839	40,982	52,987	55,864	58,824	19,513	4,034
Earnings from continuing operations(2)	52,313	25,335	32,831	38,323	36,445	12,165	2,446
Discontinued operations (net of tax)	815	587	(3,233)	(1,253)	(165)	—	—

Net earnings(3)	$53,128	$25,922	$29,598	$37,070	$36,280	$12,165	$2,446

Per Common Share Data
Earnings from continuing operations
Basic	$2.04	$1.12	$1.51	$1.74	$1.66	$0.55	$0.11
Diluted	1.80	1.03	1.35	1.54	1.47	$0.51	$0.10
Discontinued operations
Basic	.03	.03	(.15)	(.06)	(.01)	—	—
Diluted	.03	.02	(.12)	(.05)	.00	—	—
Net earnings
Basic	2.07	1.14	1.36	1.68	1.65	.55	.11
Diluted	1.83	1.05	1.23	1.49	1.47	.51	.10
Balance Sheet Data
Total assets	$307,198	$301,165	$352,163	$363,554	$419,214	$420,747	$436,269
Long-term debt(4)	103,500	103,500	103,500	103,245	103,245	103,245	86,250
Non-redeemable preferred stock(5)	7,918	7,882	7,721	7,634	7,599	7,600	7,596
Common shareholders’ equity(5)	108,661	100,360	130,504	153,553	175,180	167,107	178,257
Additions to plant, equipment and capital leases	23,512	22,312	34,735	43,723	36,276	25,216	9,199
Financial Statistics
Earnings from operations before interest as a percent of net sales	6.3%	8.5%	8.9%	8.5%	8.1%	6.3%	2.2%
Book value per share	$4.56	$4.73	$6.02	$7.03	$8.06	$7.64	$8.19
Working capital	$155,778	$138,007	$144,926	$162,649	$181,165	$159,528	$169,073
Current ratio	3.1	2.8	2.5	3.2	3.1	2.3	2.4

						Six Months Ended
	Fiscal Year End
						August 3,	August 2,
	1999	2000	2001	2002	2003	2002	2003

			(In thousands except per common share data,
			financial statistics and other data)			(Unaudited)
Percent long-term debt to total capitalization(4)	47.0%	48.9%	42.8%	39.0%	36.1%	37.1%	31.7%
Other Data (End of Year)
Number of retail outlets(6)	674	679	836	908	991	964	1,028
Number of employees	3,650	4,250	4,700	5,325	5,700	5,300	5,875
Comparable store sales increase (decrease) by segment(7):
Journeys	1%	13%	12%	6%	0%	(3)%	(2)%
Underground Station/Jarman Group	(7)%	8%	6%	(4)%	14%	19%	(2)%
Underground Station	—	—	24%	(3)%	18%	17%	8%
Jarman Retail	—	—	4%	(4)%	12%	20%	(12)%
Johnston & Murphy	8%	4%	3%	(9)%	0%	0%	(3)%

Total	0%	9%	8%	1%	3%	2%	(2)%

(1) Reflected in earnings from operations before interest for the six months ended August 2, 2003 is a $2.6 million loss on the early retirement of debt.

(2) Reflected in earnings from continuing operations for fiscal 2003, 2002, 2001 and 1999 were restructuring and other charges (credits) of $2.5 million, $5.1 million, $4.4 million and ($2.4) million, respectively. See Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended 2003 for additional information regarding these charges (credits).

(3) Reflected in net earnings for fiscal 2002 and 1999 was a tax benefit of $3.5 million and $24.1 million, respectively.

(4) Long-term debt includes current obligations. On April 9, 1998, the Company issued $103.5 million of 5 ½% convertible subordinated notes due 2005. The Company used $80 million of the proceeds to repay all of its 10 3/8% senior notes including interest and expenses incurred in connection therewith. On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4.125% Convertible Subordinated Debentures due 2023. The Company used the net proceeds of $83 million and approximately $23 million in additional cash to repay all of the Company’s 5 ½% Convertible Subordinated Notes due 2005 including interest and expenses incurred in connection therewith.

(5) The Company has not paid dividends on its common stock since 1973. See “Dividend Policy” for a description of limitations on the Company’s ability to pay dividends.

(6) Includes 78 Jarman leased departments in fiscal 1999 which were divested during the first quarter of fiscal 2000. Also includes Nautica retail leased departments of 57, 47 and 24 in fiscal 2001, 2000 and 1999, respectively.

(7) New stores enter our comparable store sales base at the beginning of their fifty-third week of operation.

DESCRIPTION OF THE DEBENTURES

     The 4.125% Convertible Subordinated Debentures due 2023 (the “Debentures”) were issued under an indenture, dated June 24, 2003, between us and The Bank of New York, a New York banking corporation, as trustee. Initially, The Bank of New York will also act as paying agent, conversion agent and calculation agent for the Debentures. The Debentures and the common stock issuable upon conversion of the Debentures are covered by a registration rights agreement. The indenture and registration rights agreement are incorporated by reference as exhibits to the shelf registration statement of which this prospectus is a part.

     The following description is only a summary of the material provisions of the Debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Debentures.

     When we refer to “Genesco Inc.,” “Genesco,” “we,” “our” or “us” in this section, we refer only to Genesco Inc., a Tennessee corporation, and not its subsidiaries.

Brief Description of the Debentures

The Debentures:

•	are $86,250,000 in aggregate principal amount of Debentures;

•	bear cash interest at a rate of 4.125% per annum payable on each June 15 and December 15, beginning December 15, 2003;

•	bear additional cash interest, which we refer to as “liquidated damages,” if we fail to comply with certain obligations as set forth below under “—Registration Rights” and contingent interest which may be payable as set forth below in “—Contingent Interest”;

•	bear contingent interest in the amounts as set forth below in “—Contingent Interest” during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures;

•	are general unsecured and subordinated obligations of Genesco, ranking junior to all of our senior indebtedness and ranking equally with all of our other subordinated obligations; as indebtedness of Genesco, the Debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible, subject to the conditions described under “—Conversion Rights,” into our common stock initially at a conversion rate of 45.2080 shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $22.12 per share), subject to such adjustments as are described under “—Conversion Rights—Conversion Rate Adjustments”;

•	are redeemable at our option in whole or in part for cash beginning on June 20, 2008 as set forth under “—Optional Redemption by Us”;

•	entitle the holders to require us to repurchase the Debentures upon a change of control as set forth under “—Repurchase of Debentures at the Option of Holders Upon Change of Control”;

•	entitle the holders to require us to repurchase the Debentures on June 15, 2010, 2013 or 2018 as set forth under “—Purchase of Debentures at the Option of the Holder”;

•	mature on June 15, 2023 unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Genesco, except to the extent described under “—Repurchase of Debentures at the Option of Holders Upon Change of Control” below.

     No sinking fund is provided for the Debentures and the Debentures are not subject to defeasance. The Debentures have been issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

     You may present definitive Debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at 101 Barclay Street, Floor 8 West, New York, New York 10286. For information regarding conversion, registration of transfer and exchange of global Debentures, see “—Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Debentures are debt instruments subject to the contingent payment debt regulations. Holders generally will be required to include interest in their gross income for U.S. federal income tax purposes that will exceed regular interest payments received on the Debentures. See “Material U.S. Federal Income Tax Consequences.”

Interest

     The Debentures bear interest at a rate of 4.125% per annum from June 24, 2003.

     We will pay interest semiannually on June 15 and December 15 of each year, beginning December 15, 2003, to the holders of record at the close of business on the preceding June 1 and December 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any Debentures that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. If a holder of Debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder of record will receive on that interest payment date accrued and unpaid interest on those Debentures, notwithstanding the conversion of those Debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders Debentures for conversion, the holder must pay to us an amount equal to the interest that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a change of control that is during such period or (3) any overdue interest exists at the time of conversion with respect to the Debentures converted. Accordingly, under those circumstances, a holder of Debentures who chooses to convert those Debentures on a date that is after a record date but prior to the corresponding interest payment date will not be required to pay us, at the time that holder surrenders those Debentures for conversion, the amount of interest that will be paid on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the Debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the Debentures being redeemed to, but not including, the redemption or repurchase date to the same person to whom we pay the principal of those Debentures.

Except as provided below, we will pay interest on:

•	global Debentures to The Depository Trust Company, or DTC, in immediately available funds;

•	Any definitive Debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those Debentures; and

•	Any definitive Debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those Debentures.

     At maturity we will pay interest on the definitive Debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee. We will make payments of interest at maturity on global Debentures to DTC, in immediately available funds.

     Interest on the Debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier redemption date, purchase date or change of control purchase date) of a Debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date, purchase date or change of control purchase date of a Debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date or purchase date to such next succeeding business day. The term “business day” means, with respect to any Debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Contingent Interest

     We will pay contingent interest to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of Debentures will equal 0.25% per annum calculated on the average trading price of $1,000 principal amount of Debentures during the five consecutive trading day measurement period immediately proceeding the applicable six-month interest period used to determine whether contingent interest must be paid. “Trading day” is defined below under “—Conversion Rights—General.” Contingent interest, if any, will accrue from the first day of any interest period and be payable on the interest payment date at the end of the relevant six-month period to holders of the Debentures as of the record date relating to such interest payment date. Payments of contingent interest shall be made in the same manner, and subject to the same restrictions, including those restrictions in respect of payments of accrued and unpaid interest on any Debentures that are converted into our common stock, as set forth above under “— Interest.”

     Upon determination that Debenture holders will be entitled to receive contingent interest during a relevant six-month period, we will issue a press release and publish such information on our website on the World Wide Web as soon as practicable.

Conversion Rights

General

     You may convert any outstanding Debentures as described below into our common stock, unless earlier redeemed or purchased by us, if:

•	for 10 of the last 30 trading days of the immediately preceding fiscal quarter, the closing price of our common stock was 120% or more of the then current conversion price of the Debentures;

•	during the period beginning March 15, 2023 through the maturity of the Debentures, the closing price of our common stock on the previous trading day was 120% or more of the then current conversion price of the Debentures;

•	we have called your Debentures for redemption;

•	we distribute to holders of our common stock certain rights entitling them to purchase common stock at less than the closing price of our common stock on the day preceding the declaration for such distribution;

•	we distribute to holders of our common stock assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the closing price of our common stock on the day preceding the declaration for such distribution; or

•	we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change of control occurs, pursuant to which our common stock would be converted into cash, stock or other property unless all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change of control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the Debentures become convertible solely into such common stock.

     In the case of the fourth and fifth bullet points above, we must notify holders of Debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In the case of the sixth bullet point above, holders may surrender their Debentures for conversion at any time from and after the date 15 days prior to the anticipated effective date of the transaction until and including the date 15 days after the actual date of such transaction.

     You may also convert your Debentures into shares of our common stock at any time on or prior to maturity on the five trading days immediately following any five consecutive trading day period in which the average trading price of the Debentures for that five trading day period was less than 97% of the average conversion value of the Debentures; provided, however, you may not convert your Debentures pursuant to this provision if, at the time of the calculation, the closing price of shares of our common stock is between the then current conversion price of the Debentures and 120% of the then current conversion price of the Debentures.

     We define conversion value in the indenture to be equal to the product of the closing price of our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each Debenture is convertible.

     “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

     The “closing price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing price on the basis we consider appropriate.

     For each $1,000 principal amount of Debentures surrendered for conversion, a holder will receive 45.2080 shares equal to an initial conversion price of approximately $22.12, subject to adjustment as set forth in “—Conversion Rate Adjustments” below. Debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

     We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay cash based on the average of the closing prices of our common stock for the five trading days ending on the trading day prior to the conversion date for all fractional shares of common stock. You may convert Debentures only in denominations of $1,000 principal amount and integral multiples thereof.

     Debentures may be surrendered for conversion at any time prior to the close of business on the maturity date. Any Debentures called for redemption must be surrendered for conversion prior to the close of business on the business day prior to the redemption date. If you have exercised your right to require us to repurchase your Debentures as described under “—Purchase of Debentures at the Option of the Holder” or “—Repurchase of Debentures at the Option of Holders Upon Change of Control,” you may convert your Debentures into our common stock only if you withdraw your purchase notice or change of control repurchase notice, as the case may be.

     Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

     To convert your Debenture (other than a Debenture held in book entry form through DTC) into common stock you must:

•	complete and manually sign the conversion notice on the back of the Debenture or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the Debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest and contingent interest payable on the next interest payment date.

     Holders of Debentures held in book-entry form through DTC must follow DTC’s customary practices. The date you comply with these requirements is the conversion date under the indenture. Settlement of our obligation to deliver shares and cash (if any) with respect to a conversion will occur on the dates described under “—Payment Upon Conversion” below. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of Debentures in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. In addition, we will pay cash for any fractional shares, as described above.

     If you deliver a Debenture for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as result of the issuance or delivery of the common stock in a name other than that of the holder of the Debenture. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

     By delivering to the holder the number of shares or the amount of cash determined as set forth below under “—Payment Upon Conversion,” together with cash in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. That is, accrued and unpaid interest and contingent interest, if any, will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as set forth above under “—Interest.”

Payment Upon Conversion

     Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the date that is 20 days prior to maturity (the “final notice date”), the following procedures will apply:

     If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate. In addition, we will pay cash for all fractional shares of common stock as described above under “—General.”

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average closing price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under “—General.” Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 20 trading day period, holders of Debentures bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

     Conversion after the Final Notice Date. With respect to conversion notices that we receive after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount).

     In the event that we receive your notice of conversion after the final notice date, the following procedures will apply:

     Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 20 trading day period beginning on the trading day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

Conversion Rate Adjustments

     We will adjust the conversion rate if any of the following events occur:

(1) we issue our common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock entitling them to purchase or subscribe for our common stock at less than the then current market price of our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	distributions consisting exclusively of cash;

(5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividends per share of common stock in any twelve month period does not exceed with respect to a dividend paid (i) on or prior to June 15, 2010, $0.15 per share (subject to adjustment for subdivisions, combinations, stock dividends and stock splits) and (ii) after June 15, 2010, 10.00% of the average of the closing price of the common stock during the ten trading days immediately prior to the declaration of the dividend;

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6) we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Debentures into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material U.S. Federal Income Tax Consequences— Tax Consequences to United States Holders—Constructive Dividends.”

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Payment at Maturity

     Each holder of $1,000 principal amount of the Debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

We will pay principal on:

•	global Debentures to DTC in immediately available funds; and

•	any definitive Debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Subordination of Debentures

     The payment of the principal of, premium, if any, interest, contingent interest and liquidated damages, if any, on the Debentures is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the Debentures. If the Debentures are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the Debenture holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the Debentures is accelerated because of an event of default under the indenture.

We may not make any payment on the Debentures or purchase or otherwise acquire the Debentures if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such under the indenture.

We are required to resume payments on the Debentures:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

•	365 consecutive days have elapsed since the initial effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the Debentures that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice. As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. If either the trustee or any holder of Debentures receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Debentures to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     At August 2, 2003, our senior indebtedness totaled approximately $24.6 million consisting of obligations under undrawn letters of credit and forward foreign exchange contracts to which the Debentures would have been effectively subordinated.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Debentures could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the Debenture holders.

     “Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement of other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     “Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, notes, debentures or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or capitalized lease in accordance with generally accepted accounting principles);

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     “Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to the Debentures or expressly provides that such indebtedness is on the same basis or junior to the Debentures;

(2) our indebtedness to any of our subsidiaries; and

(3) the Debentures.

Optional Redemption by Us

     Prior to June 20, 2008 the Debentures will not be redeemable at our option. At any time on or after June 20, 2008 we may redeem some or all of the Debentures for cash at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

     We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of Debentures. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any Debentures are to be redeemed in part only, we will issue a new Debenture or Debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase of Debentures at the Option of the Holder

     Holders of Debentures may require us to purchase all or a portion of their Debentures on June 15, 2010, 2013 or 2018.

     The purchase price will be equal to 100% of the principal amount of the Debentures being purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

     In connection with any purchase of Debentures, we will notify the holders of Debentures, not less than 20 business days prior to any purchase date, of their purchase right, the purchase date and the purchase procedures. To exercise the purchase right, you must deliver, prior to the close of business on the business day immediately preceding the purchase date, written notice to the trustee of your exercise of your purchase right, together with the Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the purchase date.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

     If the paying agent holds money sufficient to pay the purchase price of the Debentures which holders have elected to require us to purchase on the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, those Debentures will cease to be outstanding and interest, contingent interest and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

     Our ability to purchase Debentures is subject to important limitations. Our ability to purchase the Debentures may be limited by restrictions on the ability of Genesco to obtain funds for such purchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the Debentures that might be delivered by holders of Debentures seeking to exercise the purchase right.

Repurchase of Debentures at the Option of Holders Upon Change of Control

     If a change of control, as described below, occurs, you will have the right to require us to repurchase all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a purchase price (the “change of control purchase price”) equal to the principal amount of all Debentures you require us to repurchase plus any accrued and unpaid interest, contingent interest and liquidated damages, if any, on those Debentures to the repurchase date. We may be required to offer to repurchase other senior debt on a pro rata basis with the Debentures upon a change of control, if similar change of control offers are required by such other senior debt.

     Instead of paying the change of control purchase price in cash, we may pay the change of control purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation, cash or a combination of stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the change of control purchase price to be paid in common stock divided by 95% of the average of the closing prices of the common stock for the ten trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the change of control purchase price in stock or a combination of common stock and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

•	registration of the common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control, your resulting repurchase right, the change of control purchase date and whether the change of control purchase price will be paid in cash, common stock, or a combination thereof. The repurchase date will be a business day selected by us not less than 20 nor more than 35 business days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver, prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

     Because the average closing price of the stock will be determined prior to the applicable change of control purchase date to the extent we pay any portion of the change of control purchase price in common stock, holders of Debentures bear the market risk that the stock will decline in value between the date the average closing price is calculated and the repurchase date.

     A “change of control” shall be deemed to have occurred at such time after the original issuance of the Debentures as there shall occur:

•	the acquisition by any person (including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of Genesco entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of Genesco entitled to vote generally in elections of directors, other than any such acquisition by Genesco, any subsidiary of Genesco, or any employee benefit plan of Genesco; or

•	any consolidation of Genesco with, or merger of Genesco into, any other person, any merger of another person into Genesco, or any conveyance, sale, transfer, or lease of all or substantially all of the assets of Genesco to another person (other than (i) any such transaction (x) which does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of Genesco, and (y) pursuant to which the holders of the common stock immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, and (ii) any merger which is effected solely to change the jurisdiction of incorporation of Genesco and results in a reclassification, conversion, or exchange of outstanding shares of common stock solely into shares of common stock);

provided, however, that a change of control shall not be deemed to have occurred if the last reported sale price per share of the common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control described in the first bullet point above) or ending immediately before the change of control (in the case of a change of control described in the second bullet point above) shall equal or exceed 105% of the conversion price of the Debentures in effect on each such trading day. “Beneficial owner” shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, as in effect on the date of original execution of the indenture.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

     If the paying agent holds money or common stock sufficient to pay the change of control purchase price of the Debentures which holders have elected to require us to repurchase on the change of control purchase date in accordance with the terms of the indenture, then, immediately after the change of control purchase date, those Debentures will cease to be outstanding and interest, contingent interest and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change of control purchase price upon delivery of the Debentures.

     The foregoing provisions would not necessarily protect holders of the Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

     Our ability to repurchase Debentures for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Debentures for cash may be limited by restrictions on the ability of Genesco to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the change of control purchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

     The change of control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

     Instead, the change of control purchase feature is a standard term contained in securities similar to the Debentures.

Merger and Sales of Assets

     The indenture provides that Genesco may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person, if other than Genesco, assumes all obligations of Genesco under the Debentures and the indenture; and

•	Genesco or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could also constitute a change of control. See “—Repurchase of Debentures at the Option of Holders Upon Change of Control.”

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture with respect to the Debentures:

•	default in our obligation to convert any Debenture into shares of our common stock upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase any Debenture at the option of holders or at the option of holders upon a change of control;

•	default in our obligation to redeem any Debenture after we have exercised our redemption option;

•	default in our obligation to pay the principal amount of any Debenture at maturity when due and payable;

•	default in our obligation to pay any interest, contingent interest or liquidated damages, if any, on any Debenture when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Debentures then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Genesco or our designated subsidiaries in an aggregate amount of $5 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the Debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our designated subsidiaries or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

     A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of Genesco whose assets constitute 15% or more of the total assets of Genesco on a consolidated basis.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

     If certain events of default specified in the last bullet point above shall occur and be continuing with respect to Genesco, then automatically the principal amount of the Debentures then outstanding plus any accrued and unpaid interest, contingent interest and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the Debentures may declare the Debentures due and payable at their principal amount plus any accrued and unpaid interest, contingent interest and liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Debentures upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the Debentures, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

     Changes Requiring Approval of Each Affected Holder. The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture to:

•	change the maturity of any Debenture or the payment date of any installment of interest, contingent interest or liquidated damages payable on any Debentures;

•	reduce the principal amount of, or any interest, contingent interest or liquidated damages, redemption price, change of control purchase price or purchase price on, any Debenture;

•	impair or adversely affect the conversion rights of any holder of Debentures;

•	change the currency of payment of such Debentures or interest, contingent interest or liquidated damages, redemption price, change of control purchase price or purchase thereon;

•	alter the manner of calculation or rate of accrual of interest, contingent interest or liquidated damages, redemption price, change of control purchase price or purchase price on any Debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

•	modify our obligation to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

•	reduce the percentage in aggregate principal amount of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of Debentures outstanding required for any other waiver under the indenture.

     Changes Requiring Majority Approval. The indenture (including the terms and conditions of the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Debentures.

     Changes Requiring No Approval. The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the Debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of Genesco Inc. and the trustee, adversely affect the interests of the holders of Debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Debentures.

Registration Rights

     When we issued the Debentures we entered into a registration rights agreement with the initial purchasers. As required under that agreement, we have filed with the SEC, at our expense, a shelf registration statement, of which this prospectus forms a part, covering the resale of the Debentures and the shares of our common stock issuable upon conversion of the Debentures. Under the terms of the registration rights agreement, we have agreed to use best efforts to keep the shelf registration statement effective until the earlier of (i) the date when the holders of the Debentures and the common stock issuable on conversion of the Debentures are disposed of pursuant to a shelf registration statement, of which this prospectus forms a part, or pursuant to Rule 144 under the Securities Act or any similar provision then in effect, or (ii) the date on which holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell such securities immediately pursuant to Rule 144(k) under the Securities Act.

     Each holder who sells securities pursuant to the shelf registration statement, of which this prospectus forms a part, generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

     We may suspend the holder’s use of this prospectus for a period not to exceed 60 consecutive days or an aggregate of 90 days in any 360-day period, if:

•	this prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would be detrimental to us and our subsidiaries.

     We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Debentures of the existence of such a suspension.

     We refer to each of the following as a registration default:

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the Debentures; or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the Debentures, which we refer to as the effectiveness target date; or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the shelf registration statement within ten business days (or, if the suspension period is then in effect, the tenth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 60th consecutive day or (3) if suspension periods exceed an aggregate of 90 days in any 360-day period.

     If a registration default occurs, liquidated damages in the form of additional interest will accrue on the Debentures and any shares of common stock into which any Debentures have been converted previously, that are, in each case, transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the shelf registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears on each June 30 and December 30 and will accrue at a rate per year equal to 0.50% of the principal amount of a Debenture.

     In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its Debentures into common stock, the holder will be entitled to receive equivalent amounts based on the aggregate principal amount of each Debenture converted.

Form, Denomination and Registration

     Denomination and Registration. The Debentures are in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

     Global Debentures. Debentures are evidenced by one or more global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

     Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global Debentures.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, interest, contingent interest, liquidated damages, the redemption price, change of control purchase price or purchase price on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of Genesco, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

     It is DTC’s current practice, upon receipt of any payment on the global Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Genesco nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount of the Debentures for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of Genesco, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Debentures.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

     The indenture and the Debentures are governed by, and will be construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Debentures. Equiserve Trust Company, N.A. is the

transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

DESCRIPTION OF CAPITAL STOCK

     As of the date of this prospectus, we are authorized to issue 80,000,000 shares of common stock, par value $1.00 per share. In addition, we are authorized to issue several classes and series of preferred stock, including 800,000 shares of subordinated serial preferred stock, series 6, which are reserved for issuance upon the exercise of rights, as described below, issued in connection with our shareholders’ rights plan. We refer to this class of stock as the “Series 6 Serial Preferred Stock.” As of August 2, 2003, there were 21,771,146 shares of our common stock and no shares of our Series 6 Serial Preferred Stock outstanding.

     The following summary descriptions of selected provisions of our charter, bylaws, common stock, preferred stock, Series 6 Serial Preferred Stock and shareholders’ rights plan are not complete. These summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement. You should read this summary together with our charter, bylaws and rights agreement and the applicable provisions of Tennessee statutory law.

Common Stock

     Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and, if a quorum exists, action on any matter, other than the election of directors and except as otherwise required by our charter or applicable law, is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at which a quorum is present. The holders of our common stock are not entitled to cumulative voting in the election of directors, which means that the holders of more than 50% of the shares voting in the election of directors can elect all of the directors then standing for election.

     Dividends. After payment, or declaration and setting aside for payment, of the full cumulative dividends for all prior and then current dividend periods on all outstanding shares of our preferred stock (other than our Employees’ Subordinated Convertible Preferred Stock) and after setting aside all stock purchase funds or sinking funds required to be set aside with respect to our preferred stock, cash dividends on our common stock may be declared and paid when and as determined by the board of directors, subject to certain restrictions imposed by our charter and certain other agreements. The holders of our common stock are entitled to share equally on a per share basis in any dividends or distributions declared by our board of directors in its discretion from legally available funds, subject to any dividend preferences that may be attributable to our preferred stock. Dividends may be payable in shares of common stock.

     Liquidation. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied and any liquidation preference on our outstanding preferred stock is paid in full.

     Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock. Our charter does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities. All of our outstanding shares of common stock are fully paid and non-assessable.

     Effect of Issuance of Preferred Stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of our authorized and issued preferred stock or of any series of preferred stock that we may issue in the future. See “Preferred Stock” below. In addition to the shares of other classes and series of preferred stock described in the table below, we have authorized a series of 800,000 shares of our Series 6 Serial Preferred Stock that is reserved for issuance upon the exercise of rights issued in connection with our shareholder rights plan.

     Trading Market for Our Common Stock. Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “GCO.”

Preferred Stock

     The following table summarizes certain information regarding the authorized and outstanding classes and series of our preferred stock as of August 2, 2003. Each class and series is listed in descending order of preference in liquidation.

				Common		Votes
Class	Authorized		Shares	Convertible		per
(In Order of Preference)	Shares		Outstanding	Ratio		Share

Subordinated Serial Preferred (Cumulative) (Aggregate)	3,000,000	(1)	N/A	N/A		N/A
$2.30 Series 1	64,368		36,932	0.83330		1
$4.75 Series 3	40,449		18,163	2.10526		2
$4.75 Series 4	53,764		16,412	1.51510		1
Series 6 Serial Preferred Stock	800,000		—	—		100
$1.50 Subordinated Cumulative Preferred	5,000,000		30,017	—		1
Employees’ Subordinated Convertible Preferred	5,000,000		64,901	1.00	(2)	1

     (1)     Our charter permits our board of directors to issue our Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences, as the board may designate.

     (2)       Each share is also convertible into one share of our $1.50 Subordinated Cumulative Preferred Stock.

     We have the right to redeem shares of our Subordinated Serial Preferred Stock by paying the holder $40.00 per share (plus any accumulated and unpaid dividends) for shares issued under Series 1 and $100.00 per share (plus any accumulated and unpaid dividends) for shares issued under Series 3 and 4. Shares issued under Series 1 have a liquidation value of $40.00 per share (plus any accumulated and unpaid dividends). Shares issued under Series 3 and 4 have a liquidation value of $100.00 per share (plus any accumulated and unpaid dividends). Our $1.50 Subordinated Cumulative Preferred Stock has a redemption and liquidation value per share equal to 88 times the average quarterly per share dividend paid on our common stock for the previous eight quarters (if any), but in no event less than $30.00 per share (plus any accumulated and unpaid dividends). Shares of our Employees’ Subordinated Convertible Preferred Stock are not subject to redemption by us, but have a liquidation value per share equal to 88 times the average quarterly per share dividend paid on our common stock for the previous eight quarters (if any), but in no event less than $30.00 per share. Our shareholders’ rights plan related to our Series 6 Serial Preferred Stock is summarized below in the subsection “Shareholders’ Rights Plan.”

Certain Anti-Takeover Provisions

     General. The provisions of our charter, bylaws and shareholders’ rights plan described in this section may delay or make it difficult to effect acquisitions or changes of control of us that are not approved by our board of directors. We have implemented these provisions to help develop our business in a manner that will foster our long-term growth without the disruptive threat of a takeover that our board of directors believes is not in our best interests or in the best interests of our shareholders.

     Shareholders’ Rights Plan. Under our shareholders’ rights plan, holders of our common stock have been granted the right to purchase, at a specified exercise price, a fraction of a share of our Series 6 Serial Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock (although in certain circumstances, our board of directors may determine that the acquisition by a person of 10% or more of our outstanding common stock will be sufficient to trigger the rights). Upon the occurrence of such an event, each right will also entitle the holder (other than the person making the acquisition or tender offer) to purchase, at the exercise price, shares of our common stock having a market value of twice the exercise price. In the event we are acquired in a transaction in which we are not the surviving corporation, each right will entitle its holder to purchase, at the exercise price, shares of the acquiring company (or other principal party to the transaction) having a market value of twice the exercise price.

     The terms of the rights are set forth in an amended and restated rights agreement between us and First Chicago Trust Company of New York, as rights agent. The rights will expire on August 28, 2010, are redeemable under certain circumstances at $.01 per right and are subject to exchange for one share of our common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of our common stock has been acquired.

     The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.01 per right. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

     Prohibition of Certain Transactions with Interested Shareholders. Our charter provides that, in order to effect certain mergers or other business transactions with a beneficial owner of 10% or more of our voting securities (who we refer to as an “interested shareholder”), the proposed transaction must receive affirmative votes at least equal in number to the sum of the votes entitled to be cast by holders of shares beneficially owned by the interested shareholder plus 67% of the votes entitled to be cast by all other holders of voting stock, voting together as one class. This shareholder approval requirement applies unless:

•	the transaction is approved by a majority of directors who are not affiliated with the interested shareholder and who either were directors before such person became an interested shareholder or were chosen by a majority of such directors; or

•	certain fair price, form of consideration and procedural requirements are met.

     Advance Notice for Shareholder Proposals or Nominations of Directors. Our bylaws provide that shareholders who want to bring business before an annual meeting of our shareholders or who want to nominate candidates for election as directors at an annual meeting or special meeting at which directors are to be elected must provide timely notice in writing. Subject to any other applicable requirements, only business that has been brought before the annual meeting by or at the direction of the board of directors or by a shareholder who has given timely written notice of an intention to bring that business before the meeting, in proper form, to our corporate secretary, may be conducted at an annual meeting of shareholders. In addition, the nomination of a person for election as a director at a meeting of shareholders can only be made by the board of directors (or an authorized committee of the board) or by a shareholder who has timely complied with the notice provisions set forth in our bylaws. Our bylaws also specify requirements as to the content of the notice of a shareholder proposal or shareholder nomination of a director. The presiding officer at a shareholders’ meeting has the authority to make determinations in regard to whether a shareholder has complied with the requisite notice provisions.

Tennessee Anti-Takeover Law Provisions

     Provisions in Tennessee law could also make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

     The Tennessee Business Combination Act. The Tennessee Business Combination Act, or the “Combination Act,” provides that any person who is an affiliate or associate of a “resident domestic corporation,” or the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the then outstanding voting shares of a “resident domestic corporation” is an “interested shareholder.” We are currently a resident domestic corporation within the meaning of the Combination Act. An interested shareholder cannot engage in a business combination with a resident domestic corporation unless the combination:

•	takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting shares of the resident domestic corporation; and

•	either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Combination Act.

These provisions apply unless one of two events occurs:

•	the business combination or the transaction that resulted in the acquiring shareholder becoming an interested shareholder is approved by the board of directors of the resident domestic corporation prior to the date that the acquiring shareholder becomes an interested shareholder of the resident domestic corporation; or

•	the business combination is exempt from the Combination Act because, among other things:

•	in its original charter or original bylaws, the resident domestic corporation expressly elects not to be governed by the Combination Act; or

•	the resident corporation enacts a charter amendment or bylaw to remove itself entirely from the Combination Act. This charter or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote.

     The Combination Act further provides an exemption from liability for officers and directors of resident corporations who do not approve proposed business combinations or charter or bylaw amendments removing their corporations from the Combination Act’s coverage as long as the officers and directors act with the “good faith belief” that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     We have not adopted a provision in our charter or bylaws or any amendment to our charter or bylaws removing us from coverage under the Combination Act.

     The Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing, or agreeing to purchase, any of our securities at a price higher than fair market value from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

     The Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation that has elected to be covered by the Tennessee Control Share Acquisition Act (as we have) brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.

     The effect of these provisions may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares.

Limitations on Liability and Indemnification of Officers and Directors

     The Tennessee Business Corporation Act, or the “TBCA,” provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

     In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that the personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.

     Our charter provides that no director shall be liable to us or our shareholders for monetary damages for breach of any fiduciary duty as a director, except to the extent provided by the TBCA. Under the TBCA, this provision relieves our directors from personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

•	any unlawful distributions.

     We currently have in effect an executive liability insurance policy which provides coverage for our directors and officers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the Debentures and our common stock into which the Debentures may be converted. This discussion applies only to holders that hold the Debentures and our common stock as capital assets. This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as: financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for United States federal income tax purposes, tax-exempt entities, persons holding Debentures in a tax-deferred or tax-advantaged account, persons who hold the Debentures whose functional currency is not the United States dollar or persons holding Debentures as a hedge against currency risks, as a position in a “straddle” or as part of a “hedge,” “conversion” or other risk-reduction transaction for tax purposes.

     We do not address all of the tax consequences that may be relevant to a holder of Debentures. In particular, we do not address:

•	the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of Debentures or common stock;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Debentures or common stock; and

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of Debentures or common stock.

     No rulings have been sought or are expected to be sought from the Internal Revenue Service with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of the Debentures are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Debentures

     The Debentures will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the Debentures, we have agreed, and by acceptance of a beneficial interest in a Debenture each holder of a Debenture will be deemed to have agreed, to treat the Debentures as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”). Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the Debentures, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the Debentures for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the Debentures is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the Debentures should be treated differently. A different treatment of the Debentures could affect the amount, timing and character of income, gain or loss with respect to an investment in the Debentures. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Debentures and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     The remainder of this discussion assumes that the Debentures will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

     As used herein, the term “United States Holder” means a beneficial owner of a Debenture or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest Accruals on the Debentures

     Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the Debentures on a constant yield basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the Debentures. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the Debentures. The comparable yield for the Debentures is based on the yield at which we could issue a fixed rate nonconvertible debt instrument with no contingent payments, but with terms otherwise similar to those of the Debentures. We have determined the comparable yield to be 8.5%, compounded semi-annually.

     Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, we are required to construct a “projected payment schedule” in respect of the Debentures representing a series of payments the amount and timing of which would produce a yield to maturity on the Debentures equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting us at Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217-2895, Attention: Treasurer.

     Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that will be paid on the Debentures, or the value at any time of the common stock into which the Debentures may be converted. For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a Debenture, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, we and every United States Holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our determination of the comparable yield and projected payment schedule.

     Based on the comparable yield and the issue price of the Debentures, a United States Holder of a Debenture (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the Debentures for each day in the taxable year on which the United States Holder holds the Debenture, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Debentures (as set forth below). The issue price of the Debentures is the first price at which a substantial amount of the Debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers (the “issue price”).

     The daily portions of interest in respect of a Debenture are determined by allocating to each day in an accrual period the ratable portion of interest on the Debenture that accrues in the accrual period. The amount of interest on a Debenture that accrues in an accrual period is the product of the comparable yield on the Debenture (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Debenture. The adjusted issue price of a Debenture at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such Debenture and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the Debentures for previous accrual periods.

     In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a “positive adjustment”) in respect of a Debenture for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year (including as a result of a conversion). If a United States Holder receives actual payments that are less than the projected payments in respect of a Debenture for a taxable year, the United States Holder will incur a “negative adjustment” equal to the amount of such difference. This negative adjustment will (i)

first reduce the amount of interest in respect of the Debenture that a United States Holder would otherwise be required to include in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the Debenture over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the Debenture in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the Debentures or to reduce the amount realized on a sale, conversion exchange or retirement of the Debentures.

Purchasers of Debentures at a Price Other Than the Adjusted Issue Price

     If a United States Holder purchases a Debenture for an amount that differs from the adjusted issue price of the Debentures at the time of the purchase, such holder will be required to accrue interest income on the Debenture in accordance with the projected payment schedule based on the comparable yield even if market conditions have changed since the date of issuance. The rules for accruing bond premium, acquisition premium, and market discount will not apply; instead, a United States Holder must reasonably determine whether the difference between the purchase price for a Debenture and the adjusted issue price of such Debenture is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the Debentures, a change in interest rates since the Debentures were issued, or both, and allocate reasonably the difference according to such determination. To the extent that the difference between purchase price and adjusted issue price is attributable to a change in interest rates, it must be allocated reasonably to the daily portions of interest over the remaining term of the Debentures. To the extent that such difference is attributable to a change in expectations as to the contingent amounts payable in respect of the Debentures, it must be allocated reasonably to the contingent payments based on the projected payment schedule.

     If the purchase price of a Debenture is less than its adjusted issue price, the amount of the difference is treated as a positive adjustment on the date the daily portion of interest accrues or the contingent payment is made (depending on how such difference was allocated, as discussed in the preceding paragraph). This positive adjustment will increase (a) the amount of interest (including with respect to contingent payments) that the United States Holder otherwise would accrue and include in income each year or (b) the amount of ordinary income (or decrease the amount of ordinary loss) recognized upon redemption or maturity, or both. If the purchase price of a Debenture is more than its adjusted issue price, the amount of the difference is treated as a negative adjustment on the date the daily portion of interest accrues or the contingent payment is made (depending on how such difference was allocated, as discussed above). This negative adjustment will decrease (a) the amount of interest (including with respect to contingent payments) that the United States Holder must include in income each year or (b) the amount of ordinary income (or increase the amount of ordinary loss) recognized upon redemption or maturity, or both. Any positive or negative adjustment that a United States Holder is required to make during its holding period as a result of purchasing a Debenture at a price other than the Debenture’s adjusted issue price will increase or decrease, respectively, such holder’s tax basis in the Debenture.

     Certain United States Holders will receive Forms 1099-OID reporting interest accruals on their Debentures. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from a United States Holder’s purchase of a Debenture at a price that differs from its adjusted issue price on the date of purchase.

     United States Holders are urged to consult their tax advisors as to whether, and how, the adjustments should be made to the amounts reported on any Form 1099-OID.

Sale, Conversion, Exchange or Retirement of the Debentures

     Upon a sale, conversion, exchange or retirement of a Debenture for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the Debenture. A United States Holder’s adjusted tax basis in a Debenture will generally be equal to the United States Holder’s purchase price for the Debenture, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made on the Debentures to the United States Holder (without regard to the actual amounts paid). A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the Debentures at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated Treasury regulations.

     A United States Holder’s tax basis in our common stock received upon a conversion of a Debenture will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

     If at any time we increase the conversion rate, either at our discretion or pursuant to the anti-dilution provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the Debentures.

     Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

     Distributions paid on our common stock received upon a conversion of a Debenture, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of accounting. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Under recently enacted legislation, dividends received by noncorporate United States Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Disposition of Common Stock

     Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon an conversion of a Debenture will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated Treasury regulations.

Tax Consequences to Non-United States Holders

     As used herein, the term “Non-United States Holder” means a beneficial owner of a Debenture or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Debentures

     All payments on the Debentures made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement and any gain realized on a sale of the Debentures, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest,

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder,

•	such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, and

•	in the case of gain realized on the sale, conversion, exchange or retirement of the Debentures we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period the Non-United States Holder held the Debentures, a U.S. real property holding corporation. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

     However, if a Non-United States Holder were deemed to have received a constructive dividend (see “Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to United States withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

     The certification requirement referred to above will be fulfilled if the beneficial owner of a Debenture certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

     If a Non-United States Holder of a Debenture is engaged in a trade or business in the United States, and if payments on the Debenture are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the Debentures, including the possible imposition of a 30% branch profits tax.

Distributions on Common Stock

     Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

     If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a 30% branch profits tax.

     A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a Debenture, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

     If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States

Holders” above). These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

     Information returns may be filed with the IRS in connection with payments on the Debentures, the common stock and the proceeds from a sale or other disposition of the Debentures or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the Debentures, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Disclosure Authorization

     Notwithstanding anything express or implied to the contrary in this prospectus and the documents referred to herein, each prospective investor and actual investor, and each of the respective employees, representatives and agents of such prospective investor and actual investor, may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind, including opinions or other tax analyses, that are provided to any such persons relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose our identity or that of our affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

SELLING SECURITYHOLDERS

     The selling securityholders identified in the following table, including their respective donees, transferees, pledgees, or other successors-in-interest, are offering for sale up to $86,250,000 aggregate principal amount of our Debentures and common stock issuable upon conversion of such Debentures. The aggregate proceeds to the selling securityholders from the sale of the Debentures and common stock offered hereby will be the purchase price of such Debentures or common stock, less any commissions or discounts. We will not receive any proceeds from the sale of the Debentures or common stock by the selling securityholders. We are registering the Debentures and common stock on behalf of the selling securityholders pursuant to a registration rights agreement entered into by us in connection with the original issuance, in a transaction not requiring registration under the Securities Act of 1933, to Banc of America Securities LLC, Banc One Capital Markets, Inc., J.P. Morgan Securities, Inc., and Wells Fargo Securities, LLC.

     The following table sets forth information, as of the date of this prospectus, relating to the beneficial ownership of the Debentures and common stock, without taking into account any adjustments in the conversion price of the Debentures, by each selling securityholder. This information is based upon information provided to us by the selling securityholders. The selling securityholders may have sold, transferred or otherwise disposed of all or any portion of their Debentures or common stock or acquired additional Debentures since the date on which they provided this information to us.

     Because the selling securityholders may offer all or any portion of the Debentures and/or common stock, we cannot estimate the number of Debentures and/or common stock that will be held by the selling securityholders upon termination of such sales.

			Number of	Percentage of
	Aggregate	Percentage of	Shares That	Common
	Principal Amount	Debentures	May Be	Stock
Name	That May Be Sold	Outstanding	Sold(1)	Outstanding (2)

Akela Capital Master Fund, Ltd.	6,000,000	6.96%	271,248	1.23%
Alexandra Global Master Fund LTD	4,250,000	4.93%	192,134	*
Barclays Global Investors Diversified Alpha Plus Funds c/o Forest Investment Management, LLC	75,000	*	3,390	*
Banc of America Securities LLC	8,750,000	10.14%	395,570	1.79%
BBT Fund, L.P.	5,200,000	6.10%	235,081	1.07%
BNP Paribas Equity Strategies SNC	2,019,000	2.34%	91,274	*
BP Amoco PLC Master Trust	51,000	*	2,305	*
CALAMOS® Market Neutral Fund – CALAMOS® Investment Trust	2,500,000	2.90%	113,020	*
CNH CA Master Account, L.P.	250,000	*	11,302	*
Cincinnati Financial Corporation	1,500,000	1.74%	67,812	*
Concentrated Alpha Partners, L.P.	1,300,000	1.51%	58,770	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	2,111,000	2.45%	95,434	*
Durango Investments, L.P.	5,000,000	5.80%	226,040	1.03%
Forest Fulcrum Fund LP	270,000	*	12,206	*
Forest Global Convertible Fund, Ltd., Class A-5	880,000	1.02%	39,783	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	250,000	*	11,302	*
Gaia Offshore Master Fund, Ltd.	8,800,000	10.20%	397,830	1.80%
HighBridge International LLC	7,500,000	8.70%	339,060	1.54%
Hotel Union & Hotel Industry of Hawaii Pension Plan	20,000	*	904	*
JMG Capital Partners, LP	2,500,000	2.90%	113,020	*
JMG Triton Offshore Fund, Ltd.	2,500,000	2.90%	113,020	*
Laurel Ridge Capital, LP	1,000,000	1.16%	45,208	*
Lyxor/Forest Fund Ltd. c/o Forest Investment Management LLC	550,000	*	24,864	*
Lyxor/Gaia II Fund Ltd.	3,200,000	3.71%	144,665	*
LLT Limited	100,000	*	4,520	*
Ramius Capital Group	500,000	*	22,604	*
Ramius Partners II, LP	100,000	*	4,520	*

			Number of	Percentage of
	Aggregate	Percentage of	Shares That	Common
	Principal Amount	Debentures	May Be	Stock
Name	That May Be Sold	Outstanding	Sold(1)	Outstanding (2)

Relay 11 Holdings Co. c/o Forest Investment Management LLC	75,000	*	3,390	*
RCG Baldwin, LP	400,000	*	18,083	*
RCG Latitude Master Fund, LTD	1,550,000	1.80%	70,072	*
RCG Multi Strategy Master Fund, LTD	500,000	*	22,604	*
Singlehedge U.S. Convertible Arbitrage Fund	332,000	*	15,009	*
Sphinx Convertible Arbitrage Fund SPC	18,000	*	813	*
Sphinx Convertible Arbitrage SPC c/o Forest Investment Management LLC	50,000	*	2,260	*
Sturgeon Limited	288,000	*	13,019	*
SSI Blended Market Neutral L.P.	32,000	*	1,446	*
The Coast Fund, L.P.	500,000	*	22,604	*
TQA Master Fund Ltd.	1,575,000	1.83%	71,202	*
TQA Master Plus Fund, Ltd.	1,700,000	1.97%	76,853	*
Univest Convertible Arbitrage Fund Ltd., c/o Forest Investment Management LLC	55,000	*	2,486	*
Viacom Inc. Pension Plan Master Trust	2,000	*	90	*
Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC	55,000	*	2,486	*
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	225,000	*	10,171	*
Xavex Convertible Arbitrage 5 Fund	200,000	*	9,041	*
Zurich Institutional Benchmarks Master Fund c/o Forest Investment Management LLC	140,000	*	6,329	*
Zurich Institutional Benchmarks Master Fund, Ltd.	127,000	*	5,741	*

     *     less than 1%

     (1)     The number of shares of common stock beneficially owned and being offered, as set forth in the table, have been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, include the shares into which the Debentures are convertible, and assume a conversion price of $22.12 per share and the payment of cash in lieu of fractional shares. In addition, the conversion price of the Debentures may be adjusted under certain circumstances which will change the number of shares of common stock received upon their conversion. See “Description of the Debentures— Conversion Rights.”

     (2)     Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 21,738,806 shares outstanding as of September 17, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures. Does not include shares of common stock that may be issued upon redemption or purchase of the Debentures by us at the option of the holder.

PLAN OF DISTRIBUTION

     The selling securityholders and their transferees, pledgees, donees and successors may sell the Debentures and the underlying common stock to purchasers directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Debentures and the common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     In the case of the common stock, these sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the Debentures and the underlying common stock or otherwise, the selling securityholders may enter hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with the selling securityholders. The selling securityholder may also sell the Debentures and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the Debentures or the underlying common stock to broker-dealers that in turn may sell these securities.

     Selling securityholders may not sell any, or may not sell all, of the Debentures and common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the Debentures and underlying common stock by other means not described in this prospectus. Moreover, any securities covered by the prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold thereunder, rather than pursuant to this prospectus.

     The aggregate proceeds to the selling securityholders from the sale of the Debentures or the underlying common stock offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject, in whole or in part, any proposed purchase of Debentures or common stock to be made directly or though their agents. We will not receive any of the proceeds from this offering.

     Our common stock is listed for trading on the New York Stock Exchange. We do not intend to list the Debentures for trading on any national securities exchange or automated quotation system and can give no assurance as to the development of any trading market for the Debentures.

     In order to comply with the securities laws of some states, if applicable, the Debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Debentures may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and complied with.

     The selling securityholders and any broker-dealers, agents or underwriters that participate in the distribution of the Debentures and the underlying common stock may be deemed to be “underwriters” within in the meaning of the Securities Act. In this case, any profits realized by the selling securityholders and any discounts, commissions or concessions received by these broker-dealers, agents or underwriter, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, selling securityholders who are deemed to be “underwriters” will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act.

     The selling securityholders and any other persons participating in the distribution of the Debentures and the underlying common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of the Debentures and underlying common stock by the selling securityholders and any such other person. In addition, Regulation M may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the Debentures and the underlying common stock.

     With respect to a particular offering of the Debentures and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement, of which this prospectus is a part, will set forth the following information:

•	the specific Debentures or common stock to be offered or sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of the holders of the Debentures to register their Debentures and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Debentures and underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the Debentures and underlying common stock to the public. We estimate that the total expense of the offering payable by us will be approximately $111,978.

     We will use our reasonable best efforts to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of:

•	the date when the holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act; or

•	the date when all of the Debentures and the common stock issuable upon conversion of the Debentures are disposed of pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

     We are permitted to suspend the use of this prospectus under specified circumstances for a period not to exceed 60 days in any 90-day period, but not to exceed an aggregate of 90 days for all periods in any 360-day period.

LEGAL MATTERS

     Certain legal matters relating to the validity of the Debentures and common stock issuable upon conversion of the Debentures offered hereby have been passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

     The consolidated financial statements of Genesco Inc. as of February 1, 2003 and February 2, 2002, and for each of the two years in the period ended February 1, 2003 appearing in Genesco Inc.’s Annual Report on Form 10-K for the year ended February 1, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated financial statements for the fiscal year ended February 3, 2001 incorporated by reference from our Annual Report for the fiscal year ended February 1, 2003, have been audited by PricewaterhouseCoopers LLP, as stated in their report. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of such independent auditors given on the authority of such firm as experts in auditing and accounting.

$86,250,000
Genesco Inc.
4.125% Convertible Subordinated Debentures Due 2023

PROSPECTUS

_________________, 2003

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee	$6,978
Accounting fees and expenses*	25,000
Legal fees and expenses*	25,000
Printing fees and expenses*	20,000
Trustee fees and expenses*	10,000
Miscellaneous fees and expenses*	25,000

Total	$111,978

          *All of the above expenses except the SEC registration fee are estimated. All of the above expenses will be paid by the Company. The above expenses do not include expenses incurred by the Company in connection with the private placement of the Debentures to the initial purchasers.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer, if such director or officer is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

          Our bylaws provide that the Company will indemnify from liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule, or regulation adopted in lieu thereof, except that the Company shall not be required to indemnify or advance expenses to any director for liability or expenses incurred in a proceeding initiated by or on behalf of such director or to which the director becomes a voluntary party, other than a suit to enforce indemnification rights. Additionally, the charter provides that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director’s duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit.

          The Company also maintains an executive liability insurance policy which provides coverage for the Company’s directors and officers.

ITEM 16. EXHIBITS

Exhibit
Number		Description

4.1	—	Amended and Restated Bylaws of Genesco Inc. (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 1995).

4.2	—	Restated Charter of Genesco, Inc. as amended (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed with the SEC on May 1, 2003).

4.3	—	Form of 4.125% Convertible Subordinated Debenture due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, as filed with the SEC on September 16, 2003).

4.4	—	Indenture, dated as of June 24, 2003, between Genesco Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, as filed with the SEC on September 16, 2003).

4.5	—	Registration Rights Agreement, dated as of June 24, 2003, by and among Genesco Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., JP Morgan Securities Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, filed with the SEC on September 16, 2003).

4.6	—	Amended and Restated Rights Agreement dated as of August 28, 2000 (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed August 30, 2000).

5.1	—	Opinion of Bass, Berry & Sims PLC

8.1	—	Opinion of Bass, Berry & Sims PLC

12	—	Statement Regarding Computation of the Ratio of Earnings to Fixed Charges.

23.1	—	Consent of Ernst & Young LLP.

23.2	—	Consent of PricewaterhouseCoopers LLP.*

23.3	—	Consent of Bass, Berry & Sims PLC (included in Exhibits 5.1 and 8.1).

24	—	Power of Attorney (included on page II-4).

25	—	Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 on Form T-1.

* expected to be filed by amendment

ITEM 17. UNDERTAKINGS.

          The undersigned Registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made of the securities offered hereby, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10 (a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, the filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Act and, is therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (d) The undersigned Registrant further undertakes that:

(l) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) The undersigned Registrant further undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nashville, State of Tennessee, on September 22, 2003.

GENESCO INC.

By:	/s/ Hal N. Pennington

Hal N. Pennington
President and Chief Executive Officer

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Gulmi and Roger G. Sisson, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

President, Chief Executive Officer and Director
/s/ Hal N. Pennington	(Principal Executive Officer)	September 22, 2003

Hal N. Pennington

Senior Vice President — Finance and Chief Financial
/s/ James S. Gulmi	Officer (Principal Financial Officer)	September 22, 2003

James S. Gulmi

/s/ Paul D. Williams	Chief Accounting Officer (Principal Accounting Officer)	September 22, 2003

Paul D. Williams

/s/ Leonard L. Berry, Ph.D.	Director	September 22, 2003

Leonard L. Berry, Ph.D.

/s/ Robert V. Dale	Director	September 22, 2003

Robert V. Dale

/s/ W. Lipscomb Davis, Jr.	Director	September 22, 2003

W. Lipscomb Davis, Jr.

/s/ Matthew C. Diamond	Director	September 22, 2003

Matthew C. Diamond

/s/ Ben T. Harris	Director	September 22, 2003

Ben T. Harris

/s/ Kathleen Mason	Director	September 22, 2003

Kathleen Mason

/s/ Linda H. Potter	Director	September 22, 2003

Linda H. Potter

/s/ William A. Williamson, Jr.	Director	September 22, 2003

William A. Williamson, Jr.

/s/ William S. Wire, II	Director	September 22, 2003

William S. Wire, II

INDEX TO EXHIBITS

Exhibit
Number		Description

4.1	—	Amended and Restated Bylaws of Genesco Inc. (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 1995).

4.2	—	Restated Charter of Genesco Inc., as amended (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed with the SEC on May 1, 2003).

4.3	—	Form of 4.125% Convertible Subordinated Debenture due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, as filed with the SEC on September 16, 2003).

4.4	—	Indenture, dated as of June 24, 2003, between Genesco Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, as filed with the SEC on September 16, 2003).

4.5	—	Registration Rights Agreement, dated as of June 24, 2003, by and among Genesco Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., JP Morgan Securities Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2003, filed with the SEC on September 16, 2003).

4.6	—	Amended and Restated Rights Agreement dated as of August 28, 2000 (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed August 30, 2000).

5.1	—	Opinion of Bass, Berry & Sims PLC

8.1	—	Opinion of Bass, Berry & Sims PLC

12	—	Statement Regarding Computation of the Ratio of Earnings to Fixed Charges.

23.1	—	Consent of Ernst & Young LLP.

23.2	—	Consent of PricewaterhouseCoopers LLP.*

23.3	—	Consent of Bass, Berry & Sims PLC (included in Exhibits 5.1 and 8.1).

24	—	Power of Attorney (included on page II-4).

25	—	Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 on Form T-1.

* expected to be filed by amendment